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                           August 29, 2023

       Jianping Kong
       Chief Executive Officer
       Nano Labs Ltd
       30th Floor, Dikaiyinzuo
       No. 29, East Jiefang Road,
       Hangzhou, Zhejiang
       People   s Republic of China

                                                        Re: Nano Labs Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed on August 14,
2023
                                                            File No. 333-273968

       Dear Jianping Kong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202) 551-4985 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing